

05041257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2005

SEC FILE NUMBER
8-52468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen Bros. & Company (COHEN BROS. & CO, LLC / DBA/)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1818 Market Street , 28th Floor
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Shenkman (215) 861-7808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street, Suite 3100, Philadelphia, PA. 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 06 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Shenkman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Bros. & Company, as of December 31, 20 04, are true an[illegible]ear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has [illegible] proprietary [illegible] in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARIAL SEAL
Courtney J. Everngham, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 14, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Cohen Bros. & Company, Inc.
(a wholly owned subsidiary of Cohen Bros. Financial, LLC)

December 31, 2004

CONTENTS

Report of Independent Certified Public Accountants

Board of Directors
Cohen Bros. & Company, Inc.

We have audited the accompanying statement of financial condition of Cohen Bros. & Company, Inc. (a wholly owned subsidiary of Cohen Bros. Financial, LLC), as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen Bros. & Company, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 23, 2005

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

COHEN BROS. & COMPANY, INC.
(a wholly owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Financial Condition

December 31, 2004

ASSETS	
Cash	$ 7,835,550
Deposit with clearing broker	100,595
Receivable from clearing broker	139,721
Loan receivable	7,402
Furniture and equipment, net	428,698
Goodwill	249,230
Intangible asset, net	135,000
Reimbursable advances due from related parties	27,183
Other assets	458,805
	$ 9,382,184

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 2,800,748
Accrued expenses	2,883,887
Other liabilities	242,631
	5,927,266
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	3,600,000
Accumulated deficit	(145,083)
Total stockholder's equity	3,454,918
	$ 9,382,184

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Income

Year ended December 31, 2004

Revenues	
Commissions	$ 3,956,854
Investment banking	13,567,078
Interest and other income	315,149
Total revenues	17,839,081
Expenses	
Employee compensation and benefits	9,551,537
Occupancy and equipment	135,811
Professional fees	165,185
Regulatory fees	58,262
Advertising	120,799
Clearing fees	268,972
Investment banking	1,701,750
Research department	166,253
Amortization of intangible assets	20,000
Management fee expense - parent	4,000,000
Other operating expenses	1,520,198
Total expenses	17,708,767
Income before income taxes	130,314
Income taxes	58,201
NET INCOME	$ 72,113

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at January 1, 2004	$ 1	$ 2,345,499	$ (217,196)	$ 2,128,304
Capital contributions from parent	-	1,254,501	-	1,254,501
Net income	-	-	72,113	72,113
Balance at December 31, 2004	$ 1	$ 3,600,000	$ (145,083)	$ 3,454,918

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities	
Net income	$ 72,113
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	45,304
Amortization of intangible asset	20,000
Increase in net receivable from clearing broker	(91,293)
Increase in clearing broker deposit	(362)
Decrease in interest receivable	3,445
Increase in other assets	(242,051)
Increase in accounts payable	2,476,821
Increase in accrued expenses	2,071,687
Increase in other liabilities	211,478
Net cash provided by operating activities	4,567,142
Cash flows from investing activities	
Purchase of furniture and equipment	(381,580)
Repayment of loan receivable and promissory note	355,655
Payments of advances by Parent	346,668
Payments of advances by related parties	99,444
Net cash provided by investing activities	420,187
Cash flows from financing activities	
Capital contributions from Parent	1,254,501
Net cash provided by financing activities	1,254,501
NET INCREASE IN CASH	6,241,830
Cash at beginning of year	1,593,720
Cash at end of year	$ 7,835,550

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cohen Bros. & Company, Inc. (the Company) is a Delaware corporation and was created when Cohen Bros. Financial, LLC (Cohen Financial or Parent) purchased the outstanding stock of FMC Securities Corporation (FMSC) on October 2, 2001. The Company is a wholly owned subsidiary of Cohen Financial. The Company is a securities broker-dealer, which comprises several classes of service, including securities brokerage and investment banking.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation.

1. Basis of Financial Statement Preparation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is susceptible to significant change in the near term relates to certain intangible assets, such as goodwill and dealer license. The outstanding goodwill and intangible asset resulted from the acquisition of FMSC. If such benefits, including new business, are not derived or the Company changes its business plan an impairment may be recognized.

2. Securities Transactions

Transactions in securities are recorded on a trade-date basis.

3. Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial restructuring advisory services. Investment banking management fees are recorded on the offering date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

4. Goodwill and Intangible Asset

The outstanding goodwill and intangible asset resulted from the acquisition of FMSC in 2001. The Company has recognized an intangible asset for the dealer license of $200,000, which is being amortized on a straight-line basis over ten years. The Company recorded amortization expense for the intangible asset of $20,000 for the year ended December 31, 2004.

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Intangible Assets* on October 2, 2001, date of acquisition of FMSC. Accordingly, the Company did not amortize the goodwill from the acquisition of FMSC. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 requires companies to test goodwill and indefinite lived intangible assets for impairment rather than amortize them and, accordingly, the Company has not recorded amortization expense for the goodwill recorded. The Company completed its annual impairment testing and no impairment was identified.

5. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line methods over the estimated useful lives of the assets.

6. Income Taxes

The Company accounts for income taxes under the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

7. Advertising

Advertising expenses are expensed as incurred.

8. Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (FASB) released Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires that all primary beneficiaries of variable interest entities (VIEs) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs to which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (FIN 46R) to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to at special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. Management has evaluated the provisions of FIN 46 and does not believe that the Company has any VIEs.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer

(Continued)

NOTE B - RECEIVABLE FROM CLEARING BROKER - Continued

accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker, reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

NOTE C - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	
Computer equipment	5 years	$ 247,054
Furniture and equipment	3 to 5 years	246,700
		493,754
Less accumulated depreciation		(65,056)
		$ 428,698

Depreciation expense was $45,000 for the year ended December 31, 2004.

NOTE D - INCOME TAXES

The components of income tax expense are as follows:

Current	$ 19,078
Deferred	39,123
	$ 58,201

As of December 31, 2004, the Company has net operating loss carryover of approximately $30,000, expiring through 2022.

(Continued)

NOTE D - INCOME TAXES - Continued

Net deferred tax assets and liabilities consist of the following:

Deferred tax assets	
Charitable contributions	$ 27,087
Net operating loss carryforwards	11,079
Other	2,837
	41,003
Less valuation allowance	-
Net deferred tax asset	41,003
Deferred tax liabilities	
Amortization and depreciation	(80,126)
Net deferred tax liability	$ (39,123)

NOTE E - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all employees of the Company. Under the plan, the Company matches 50% of employee contributions for all participants, not to exceed 3% of their salary. Contributions made by the Company were $51,000 for the year ended December 31, 2004.

NOTE F - RELATED PARTY TRANSACTIONS

The Company pays certain direct expenses to Cohen Bros. Financial, LLC, including salaries, employee benefit costs, registration fees, and other related expenses incurred on behalf of the Company. No formal agreements are executed for these arrangements.

In 2004, the Company incurred management fee expense of $4,000,000, of which $590,000 remains outstanding to the Parent as of December 31, 2004.

During 2004, the Company received a capital contribution from the parent totaling approximately $1,255,000.

The Company provides brokerage and investment banking services for the following affiliates.

During 2004 the Company was paid $51,000 for interest and other investment banking related services from The Bancorp, a NASDAQ company trading under the symbol TBBK whose, Chairman is a member of Cohen Bros. Financial, LLC.

(Continued)

NOTE F - RELATED PARTY TRANSACTIONS - Continued

RAIT Investment Trust (RAIT), an NYSE company trading under the symbol RAS, whose Chief Executive Officer is the mother of the principal of the Parent, paid the Company $44,000 for interest and other investment banking related services.

The Company is dealer in the public offering of RAIT Investment Trust's (RAIT) 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest in March 2004. The Chief executive Officer of RAIT is the mother of the principal of the Parent. In a March 2004 offering, the Company was allocated 60,000 Series A Preferred Shares at the public offering price less a standards dealer concession of $0.50 per share.

Henmar LLC (Henmar), owned by a member of Cohen Bros Financial, paid the Company $51,000 for investment banking for the year ended December 31, 2004. Dekania Capital Management, LLC, a wholly owned subsidiary of the Parent, is the collateral manager for Dekania CDO I Ltd. and Dekania CDO II Ltd.. Dekania CDO II Ltd. paid the Company $2,374,000 for investment banking for the year ended December 31, 2004. Cohen Bros Financial Management, LLC (Cohen Management), a wholly owned subsidiary of the Parent, is the collateral manager for Alesco Preferred Funding II, Ltd. Alesco Preferred Funding III Ltd., Alesco Preferred Funding IV Ltd., Alesco Preferred Funding V and Alesco Preferred Funding VI, which paid the Company $18,000, $793,000, $1,515,000, $3,404,000, and $2,204,000, respectively, for investment banking for the year ended December 31, 2004. Alesco Preferred Funding III, Ltd. Alesco Preferred Funding IV, Ltd. and Alesco Preferred Funding V, Ltd., paid the Company commissions $63,000, $441,000 and $423,000, respectively.

The Company has liability as of December 31, 2004 for $1,246,646 for fees collected from Alesco Preferred Funding VI Ltd. that are owed to Cohen Bros. Financial Management LLC.

The Company performs accounting and loan placement services for Partnerships owned by members of Cohen Financial. No formal agreements are executed for these arrangements. Fees paid for the year ended December 31, 2004 were $586,000. In addition, the Company is performing accounting and booking services for these partnerships and has recorded $7,000 of deferred revenue, included in other liabilities, which will be recognized over a 7 year period.

The Company maintains some of its bank accounts with The Bancorp. As of December 31, 2004, the Company had $5,715,000 in deposits at TheBancorp.

The Company subleases office space from TheBancorp at a rate of $7,000 per month commencing in July 2002. Prior to July 2002, the Company leased their office space from TheBancorp at a rate of $1,000 per month. The Company is also responsible to pay certain common costs which were $15,974 for the year ended December 31, 2004. Rent expense for the year ended December 31, 2004 was $81,000, of which $13,000 is due to TheBancorp at December 31, 2004.

Commencing in July 2002, the Company also pays $1,000 per month for technical support and $3,600 per month fee for the telephone system to the Bancorp. The Company recorded $113,000 of operating expenses for technical support and telephone system usage for the year ended December 31, 2004.

(Continued)

NOTE F - RELATED PARTY TRANSACTIONS - Continued

The Company was paid $13,000 for investment banking services by TRM, a NASDAQ company trading under the symbol TRMD, whose chairman is a principal of the Company, for the year ended December 31, 2004.

The Company paid $9,000 to Jefferson Leasing, a subsidiary of The Bancorp, with respect to automobiles leased on behalf of employees of the Company. Accordingly, this expense is included in Employee Compensation for the year ended December 31, 2004.

The Company pays for certain expenses of Cohen Bros. Toroian Investment Management, Inc. (CBT), whose majority owner is the spouse of the principal of the Company. These expenses are to be reimbursed. As of December 31, 2004 the Company had an outstanding receivable of $27,000 from CBT.

NOTE G - COMMITMENTS

1. Lease Arrangement

The Company entered into leases that expire in 2010. The approximate annual minimum lease payments as of December 31, 2004 are:

2005	$ 309,000
2006	308,000
2007	303,000
2008	301,000
2009 and thereafter	293,000
	$ 1,514,000

Rent expense for the year ended December 31, 2004 totaled $90,507.

2. Clearing Broker Arrangement

In April 2002, the Company entered into an agreement with a new cleaning broker. Under this agreement, the Company is required to maintain a $100,000 deposit throughout the life of the contract and pay a termination fee of $15,000 if the contract is terminated prior to 2004. This was not renewed at December 31, 2004.

NOTE H - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires minimum net capital of $396,000. As of December 31, 2003, the Company's net capital was $2,149,000, which exceeds the minimum requirements by $1,753,000.

NOTE I - RESERVE REQUIREMENTS

As of December 31, 2004, the Company is not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

SUPPLEMENTAL INFORMATION

COHEN BROS. & COMPANY, INC.
(a wholly owned subsidiary of Cohen Bros. Financial, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital	
Total stockholder's equity	$ 3,454,918
Deductions	
Nonallowable assets	
Loan receivable	7,402
Furniture and equipment, net	428,698
Goodwill	249,230
Intangible asset	135,000
Reimbursable advance due from related parties	27,183
Other assets	458,805
Total deductions	1,306,318
Net capital	2,148,600
Minimum net capital required	395,151
Excess net capital	$ 1,753,449
Aggregate indebtedness	$ 5,927,266
Ratio of aggregate indebtedness to net capital	338.03%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5(d) Part IIA filing.

COHEN BROS. & COMPANY, INC.
(a wholly owned subsidiary of Cohen Bros. Financial, LLC)

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2004

As of December 31, 2004, the Company is not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Independent Auditors' Supplementary Report on Internal Controls

Cohen Bros. & Company, Inc.
(a wholly owned subsidiary of Cohen Bros. Financial, LLC)

December 31, 2004

Grant Thornton

Accountants and Business Advisors

Independent Auditors' Supplementary Report on Internal Controls

Member
Cohen Bros. & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cohen Bros. & Company, Inc. (a wholly owned subsidiary of Cohen Bros. Financial, LLC) (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve requirements required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our consideration of internal control would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 23, 2005